**Exhibit 99.2**

## JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Loar Holdings Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: August 8, 2025

**GSO CAPITAL OPPORTUNITIES FUND III LP**
By: GSO Capital Opportunities Associates III LLC, its general partner
By: GSO Holdings I L.L.C., its managing member


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**BLACKSTONE PRIVATE CREDIT FUND**
By: Blackstone Private Credit Strategies LLC, its investment manager


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory


**BCRED TWIN PEAKS LLC**
By: Blackstone Private Credit Fund, its sole member
By: Blackstone Private Credit Strategies LLC, its investment manager


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory

**GSO BARRE DES ECRINS MASTER FUND SCSP**
By: Blackstone Europe Fund Management S.a r.l, its manager
By: Blackstone Alternative Credit Advisors LP, its investment manager


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**GSO ORCHID FUND LP**
By: GSO Orchid Associates LLC, its general partner
By: GSO Holdings III L.L.C., its sole member


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC**
By: GSO Holdings I L.L.C., its managing member


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**GSO HOLDINGS I LLC**


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**BLACKSTONE PRIVATE CREDIT STRATEGIES LLC**


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Signatory


**BLACKSTONE CREDIT BDC ADVISORS LLC**


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

**BLACKSTONE ALTERNATIVE CREDIT ADVISORS LP**


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director

**GSO ORCHID ASSOCIATES LLC**
By: GSO Holdings III L.L.C., its sole member


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**GSO HOLDINGS III L.L.C.**


By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Senior Managing Director


**BLACKSTONE EUROPE FUND MANAGEMENT S.À R.L**


By: /s/ Kim Percy
Name: Kim Percy
Title: Manager


By: /s/ William Gilson
Name: William Gilson
Title: Manager


**GSO ADVISOR HOLDINGS L.L.C.**
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP L.L.C., its general partner


By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary


**BLACKSTONE HOLDINGS I L.P.**
By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS I/II GP L.L.C.**

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS IV, L.P.**
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS IV GP L.P.**
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner,
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.**
By: Blackstone Holdings IV GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.**

By: /s/ Victoria Portnoy
Name: Victoria Portnoy

Title: Managing Director - Assistant Secretary

**BLACKSTONE INC.**

By: <u>/s/ Victoria Portnoy</u>
Name: Victoria Portnoy
Title:   Managing Director - Assistant Secretary

**BLACKSTONE GROUP MANAGEMENT
L.L.C.**

By: <u>/s/ Victoria Portnoy</u>
Name: Victoria Portnoy
Title:   Managing Director - Assistant Secretary

<u>/s/ Stephen A. Schwarzman</u>
Stephen A. Schwarzman